UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2

Read instructions at end of Form before preparing Form. Please print or
type.

1.   Name and address of issuer:

      Dreyfus Investment Portfolios
      200 Park Avenue
      New York, NY 10166

2.   The name of each series or class of securities for which this Form is
      filed (If the form is being filed for all series and classes of
      securities of the issuer, check the box but do not list series or
      classes):   [X]

3.   Investment Company Act File Number: 811-08673

      Securities Act File Number: 333-47011

4(a).Last day of fiscal year for which this notice is filed:

         December 31, 2004

4(b).[   ] Check box if this Form is being filed late (i.e. more than 90
      calendar days after the end of the issuer's fiscal year). (See
      Instruction A.2)

Note:If the Form is being filed late, interest must be paid on the
registration fee due.

4(c).[   ] Check box if this is the last time the issuer will be filing this
Form.

Core Bond Portfolio - Initial Shares
5.   Calculation of registration fee:

      (I)   Aggregate sale price of securities sold $ -0-
            during the fiscal year pursuant to section   --------------
            24(f):

      (ii) Aggregate price of securities redeemed or $ -0-
            repurchased during the fiscal year: --------------

      (iii) Aggregate price of securities redeemed or $ 5,650,045
            repurchased during any PRIOR fiscal year   --------------
            ending no earlier than October 11, 1995

1

that were not previously used to reduce registration fees payable to the Commission:

<table>
<tr>
<td>(iv)</td>
<td>Total available redemption credits [add Items 5(ii) and 5(iii):</td>
<td>-$ 5,650,045
--------------</td>
</tr>
<tr>
<td>(v)</td>
<td>Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:</td>
<td>$ -0-
--------------</td>
</tr>
<tr>
<td>(vi)</td>
<td>Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:</td>
<td>$(5,650,045)
--------------</td>
</tr>
<tr>
<td>(vii)</td>
<td>Multiplier for determining registration fee (See Instruction C.9):</td>
<td>x .0001177
--------------</td>
</tr>
<tr>
<td>(viii)</td>
<td>Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):</td>
<td>=$ -0-
==============</td>
</tr>
</table>

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

+$ N/A
----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

=$ -0-
=============

Core Bond Portfolio – Service Shares
5. Calculation of registration fee:

<table>
<tr>
<td>(I)</td>
<td>Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):</td>
<td>$ -0-
--------------</td>
</tr>
<tr>
<td>(ii)</td>
<td>Aggregate price of securities redeemed or repurchased during the fiscal year:</td>
<td>$ -0-
--------------</td>
</tr>
<tr>
<td>(iii)</td>
<td>Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year</td>
<td>$ -0-
--------------</td>
</tr>
</table>

ending no earlier than October 11, 1995
that were not previously used to reduce
registration fees payable to the
Commission:

    (iv) Total available redemption credits [add   -$ -0-
           Items 5(ii) and 5(iii):   -------------

     (v) Net Sales - if Item 5(I) is greater than $ -0-
           Item 5(iv) [subtract Item 5(iv) from Item   --------------
           5(i)]:

    (vi) Redemption credits available for use in $(0)
           future years -- if Item 5(i) is less than ---------------
           Item 5(iv) [subtract Item 5(iv) from Item
           5(I)]:

   (vii) Multiplier for determining registration   x .0001177
           fee (See Instruction C.9):   -------------

  (viii) Registration fee due (multiply Item 5(v)   =$ -0-
           by Item 5(vii) (enter "0" if no fee is   ==============
           due):

6.   If the response to item 5(i) was determined by deducting an amount of
      securities that were registered under the Securities Act of 1933
      pursuant to rule 24e-2 in effect before October 11, 1997, then report
      the amount of securities (number of shares or other units) deducted
      here: -0-. If there is a number of shares or other units that were
      registered pursuant to rule 24e-2 remaining unsold at the end of the
      fiscal year for which this form is filed that are available for use by
      the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the
      end of the issuer's fiscal year (See Instruction D):
                                  +$ N/A
                                  ----

8.   Total of the amount of the registration fee due plus any interest due
      [line 5(viii) plus line 7]:

                                  =$ -0-
                                  =============

Core Value Portfolio – Initial Shares
5.   Calculation of registration fee:

     (I) Aggregate sale price of securities sold $ -0-
           during the fiscal year pursuant to section --------------
           24(f):

     (ii) Aggregate price of securities redeemed or $ -0-
           repurchased during the fiscal year: --------------

3

(iii) Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:

$ -0-

(iv) Total available redemption credits [add Items 5(ii) and 5(iii):

$ -0-

(v) Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:

$ -0-

(vi) Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:

$ -0-

(vii) Multiplier for determining registration fee (See Instruction C.9):

x   .0001177

(viii) Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):

=$ -0-
==============

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

+$ N/A
----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

=$ -0-
=============

Core Value Portfolio – Service Shares
5. Calculation of registration fee:

(I) Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):

$ -0-

> (ii) Aggregate price of securities redeemed or repurchased during the fiscal year:

$ -0-

> (iii) Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:

$ -0-

> (iv) Total available redemption credits [add Items 5(ii) and 5(iii):

$ -0-

> (v) Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:

$ -0-

> (vi) Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:

$ -0-

> (vii) Multiplier for determining registration fee (See Instruction C.9):

x   .0001177

> (viii) Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):

=$ -0-
==============

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

+$ N/A
----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

=$ -0-
=============

Emerging Leaders Portfolio – Initial Shares
5. Calculation of registration fee:

> (I) Aggregate sale price of securities sold

$ 7,507,736

5

during the fiscal year pursuant to section   --------------
24(f):

   (ii)   Aggregate price of securities redeemed or $ 13,002,106
             repurchased during the fiscal year: --------------

  (iii)   Aggregate price of securities redeemed or $ 40,444
             repurchased during any PRIOR fiscal year   --------------
             ending no earlier than October 11, 1995
             that were not previously used to reduce
             registration fees payable to the
             Commission:

   (iv)   Total available redemption credits [add   -$ (13,042,550
             Items 5(ii) and 5(iii):   --------------

    (v)   Net Sales - if Item 5(I) is greater than $
             Item 5(iv) [subtract Item 5(iv) from Item   --------------
             5(i)]:

   (vi)   Redemption credits available for use in $(5,534,814)
             future years -- if Item 5(i) is less than   --------------
             Item 5(iv) [subtract Item 5(iv) from Item
             5(I)]:

 (vii)   Multiplier for determining registration   x   .0001177
             fee (See Instruction C.9):   --------------

(viii)   Registration fee due (multiply Item 5(v)   =$ 0
             by Item 5(vii) (enter "0" if no fee is   ==============
             due):

6.   If the response to item 5(i) was determined by deducting an amount of
      securities that were registered under the Securities Act of 1933
      pursuant to rule 24e-2 in effect before October 11, 1997, then report
      the amount of securities (number of shares or other units) deducted
      here: -0-. If there is a number of shares or other units that were
      registered pursuant to rule 24e-2 remaining unsold at the end of the
      fiscal year for which this form is filed that are available for use by
      the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the
      end of the issuer's fiscal year (See Instruction D):
                           +$ N/A
                           ----

8.   Total of the amount of the registration fee due plus any interest due
      [line 5(viii) plus line 7]:

                           =$ 0
                           =============

Emerging Leaders Portfolio – Service Shares
5.   Calculation of registration fee:

(I) Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):

$ -0-

(ii) Aggregate price of securities redeemed or repurchased during the fiscal year:

$ -0-

(iii) Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:

$ -0-

(iv) Total available redemption credits [add Items 5(ii) and 5(iii):

-$ -0-

(v) Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:

$ 0

(vi) Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:

$(0)

(vii) Multiplier for determining registration fee (See Instruction C.9):

X .0001177

(viii) Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):

=$ 0
==============

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

+$ N/A
----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

```
                                                                      =$  0
                                                              =============
```

Emerging Markets Portfolio – Initial Shares
5.   Calculation of registration fee:

    (I)   Aggregate sale price of securities sold $ -0-
        during the fiscal year pursuant to section   --------------
        24(f):

    (ii) Aggregate price of securities redeemed or $ -0-
        repurchased during the fiscal year: --------------

   (iii) Aggregate price of securities redeemed or $ -0-
        repurchased during any PRIOR fiscal year   --------------
        ending no earlier than October 11, 1995
        that were not previously used to reduce
        registration fees payable to the
        Commission:

    (iv) Total available redemption credits [add $ -0-
        Items 5(ii) and 5(iii):   --------------

    (v)   Net Sales - if Item 5(I) is greater than $ -0-
        Item 5(iv) [subtract Item 5(iv) from Item   --------------
        5(i)]:

    (vi) Redemption credits available for use in $ -0-
        future years -- if Item 5(i) is less than   --------------
        Item 5(iv) [subtract Item 5(iv) from Item
        5(I)]:

   (vii) Multiplier for determining registration   x   .0001177
        fee (See Instruction C.9):   --------------

  (viii) Registration fee due (multiply Item 5(v)   =$ -0-
        by Item 5(vii) (enter "0" if no fee is   =============
        due):

6.   If the response to item 5(i) was determined by deducting an amount of
     securities that were registered under the Securities Act of 1933
     pursuant to rule 24e-2 in effect before October 11, 1997, then report
     the amount of securities (number of shares or other units) deducted
     here: -0-. If there is a number of shares or other units that were
     registered pursuant to rule 24e-2 remaining unsold at the end of the
     fiscal year for which this form is filed that are available for use by
     the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the
     end of the issuer's fiscal year (See Instruction D):

```
                                                               +$    N/A
                                                          -------------
```

8.   Total of the amount of the registration fee due plus any interest due
     [line 5(viii) plus line 7]:

```
                                                            =$     -0-
                                                         =============
```

Emerging Markets Portfolio – Service Shares
5.   Calculation of registration fee:

```
   (I)  Aggregate sale price of securities sold      $      -0-
        during the fiscal year pursuant to section     --------------
        24(f):

  (ii)  Aggregate price of securities redeemed or   $      -0-
        repurchased during the fiscal year:           --------------

 (iii)  Aggregate price of securities redeemed or   $      -0-
        repurchased during any PRIOR fiscal year      --------------
        ending no earlier than October 11, 1995
        that were not previously used to reduce
        registration fees payable to the
        Commission:

  (iv)  Total available redemption credits [add      $      -0-
        Items 5(ii) and 5(iii):                       -------------

   (v)  Net Sales - if Item 5(I) is greater than      $      -0-
        Item 5(iv) [subtract Item 5(iv) from Item     --------------
        5(i)]:

  (vi)  Redemption credits available for use in      $      -0-
        future years -- if Item 5(i) is less than     --------------
        Item 5(iv) [subtract Item 5(iv) from Item
        5(I)]:

 (vii)  Multiplier for determining registration       x    .0001177
        fee (See Instruction C.9):                     -------------

(viii)  Registration fee due (multiply Item 5(v)        =$     -0-
        by Item 5(vii) (enter "0" if no fee is          =============
        due):
```

6.   If the response to item 5(i) was determined by deducting an amount of
     securities that were registered under the Securities Act of 1933
     pursuant to rule 24e-2 in effect before October 11, 1997, then report
     the amount of securities (number of shares or other units) deducted
     here: -0-. If there is a number of shares or other units that were
     registered pursuant to rule 24e-2 remaining unsold at the end of the

                                   9

fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

+$ N/A
----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

=$ -0-
============

Founders Discovery Portfolio – Initial Shares
5. Calculation of registration fee:

    (I)   Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):

    $ 0

    (ii) Aggregate price of securities redeemed or repurchased during the fiscal year:

    $ 0

    (iii) Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:

    $ -0-

    (iv) Total available redemption credits [add Items 5(ii) and 5(iii):

    -$ 0

    (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:

    $ 0

    (vi) Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:

    $(0   )

    (vii) Multiplier for determining registration fee (See Instruction C.9):

    x   .0001177

    (viii) Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):

    =$ 0
============

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted

10

here: -0-. If there is a number of shares or other units that were
registered pursuant to rule 24e-2 remaining unsold at the end of the
fiscal year for which this form is filed that are available for use by
the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the
      end of the issuer's fiscal year (See Instruction D):

                                                            +$ N/A
                                                            ----

8.   Total of the amount of the registration fee due plus any interest due
      [line 5(viii) plus line 7]:

                                                            =$ 0
                                                            =============

Founders Discovery Portfolio – Service Shares
5.   Calculation of registration fee:

      (I)   Aggregate sale price of securities sold $ 0
            during the fiscal year pursuant to section   --------------
            24(f):

      (ii) Aggregate price of securities redeemed or $ 0
            repurchased during the fiscal year: --------------

      (iii) Aggregate price of securities redeemed or $ -0-
            repurchased during any PRIOR fiscal year   --------------
            ending no earlier than October 11, 1995
            that were not previously used to reduce
            registration fees payable to the
            Commission:

      (iv) Total available redemption credits [add   -$ 0
            Items 5(ii) and 5(iii):   -------------

      (v)   Net Sales - if Item 5(I) is greater than $ 0
            Item 5(iv) [subtract Item 5(iv) from Item   --------------
            5(i)]:

      (vi) Redemption credits available for use in $(0   )
            future years -- if Item 5(i) is less than   --------------
            Item 5(iv) [subtract Item 5(iv) from Item
            5(I)]:

      (vii) Multiplier for determining registration   x   .0001177
            fee (See Instruction C.9):   --------------

      (viii) Registration fee due (multiply Item 5(v)   =$ 0
            by Item 5(vii) (enter "0" if no fee is   ==============
            due):

6.   If the response to item 5(i) was determined by deducting an amount of
      securities that were registered under the Securities Act of 1933
      pursuant to rule 24e-2 in effect before October 11, 1997, then report

11

the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                          +$ N/A
                                                          ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                          =$ 0
                                                          =============

Founders Growth Portfolio – Initial Shares
5.   Calculation of registration fee:

    (I)   Aggregate sale price of securities sold $ -0-
          during the fiscal year pursuant to section   --------------
          24(f):

    (ii) Aggregate price of securities redeemed or $ -0-
          repurchased during the fiscal year: --------------

    (iii) Aggregate price of securities redeemed or $ -0-
          repurchased during any PRIOR fiscal year   --------------
          ending no earlier than October 11, 1995
          that were not previously used to reduce
          registration fees payable to the
          Commission:

    (iv) Total available redemption credits [add   -$ -0-
          Items 5(ii) and 5(iii):   -------------

    (v)   Net Sales - if Item 5(I) is greater than $ -0-
          Item 5(iv) [subtract Item 5(iv) from Item   --------------
          5(i)]:

    (vi) Redemption credits available for use in $(0   )
          future years -- if Item 5(i) is less than   --------------
          Item 5(iv) [subtract Item 5(iv) from Item
          5(I)]:

    (vii) Multiplier for determining registration   x   .0001177
          fee (See Instruction C.9):   -------------

    (viii) Registration fee due (multiply Item 5(v)   =$ -0-
          by Item 5(vii) (enter "0" if no fee is   =============
          due):

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                      +$ -0-
                                                      ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                      =$ -0-
                                                      =============

Founders Growth Portfolio – Service Shares
5.   Calculation of registration fee:

     (I)   Aggregate sale price of securities sold $ -0-
           during the fiscal year pursuant to section   --------------
           24(f):

     (ii) Aggregate price of securities redeemed or $ -0-
           repurchased during the fiscal year: --------------

     (iii) Aggregate price of securities redeemed or $ -0-
           repurchased during any PRIOR fiscal year   --------------
           ending no earlier than October 11, 1995
           that were not previously used to reduce
           registration fees payable to the
           Commission:

     (iv) Total available redemption credits [add   -$ -0-
           Items 5(ii) and 5(iii):   -------------

     (v)   Net Sales - if Item 5(I) is greater than $ -0-
           Item 5(iv) [subtract Item 5(iv) from Item   --------------
           5(i)]:

     (vi) Redemption credits available for use in $(0   )
           future years -- if Item 5(i) is less than   --------------
           Item 5(iv) [subtract Item 5(iv) from Item
           5(I)]:

     (vii) Multiplier for determining registration   x   .0001177
           fee (See Instruction C.9):   -------------

     (viii) Registration fee due (multiply Item 5(v)   =$ -0-
           by Item 5(vii) (enter "0" if no fee is   =============
           due):

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                              +$ -0-
                                                              ----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                              =$ -0-
                                                              ========

Founders International Equity Portfolio – Initial Shares
5. Calculation of registration fee:

   (I)   Aggregate sale price of securities sold $ -0-
         during the fiscal year pursuant to section   --------------
         24(f):

   (ii) Aggregate price of securities redeemed or $ -0-
         repurchased during the fiscal year: --------------

   (iii) Aggregate price of securities redeemed or $ -0-
         repurchased during any PRIOR fiscal year   --------------
         ending no earlier than October 11, 1995
         that were not previously used to reduce
         registration fees payable to the
         Commission:

   (iv) Total available redemption credits [add $ -0-
         Items 5(ii) and 5(iii):   -------------

   (v)   Net Sales - if Item 5(I) is greater than $ -0-
         Item 5(iv) [subtract Item 5(iv) from Item   --------------
         5(i)]:

   (vi) Redemption credits available for use in $ -0-
         future years -- if Item 5(i) is less than   --------------
         Item 5(iv) [subtract Item 5(iv) from Item
         5(I)]:

   (vii) Multiplier for determining registration   x .0001177
         fee (See Instruction C.9):   -------------

   (viii) Registration fee due (multiply Item 5(v)   =$ -0-

by Item 5(vii) (enter "0" if no fee is   ==============
due):

6.   If the response to item 5(i) was determined by deducting an amount of
     securities that were registered under the Securities Act of 1933
     pursuant to rule 24e-2 in effect before October 11, 1997, then report
     the amount of securities (number of shares or other units) deducted
     here: -0-. If there is a number of shares or other units that were
     registered pursuant to rule 24e-2 remaining unsold at the end of the
     fiscal year for which this form is filed that are available for use by
     the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the
     end of the issuer's fiscal year (See Instruction D):
                                                        +$ N/A
                                                        ----

8.   Total of the amount of the registration fee due plus any interest due
     [line 5(viii) plus line 7]:

                                                        =$ -0-
                                                        =============

Founders International Equity Portfolio – Service Shares
5.   Calculation of registration fee:

     (I)   Aggregate sale price of securities sold $ -0-
           during the fiscal year pursuant to section   --------------
           24(f):

     (ii) Aggregate price of securities redeemed or $ -0-
           repurchased during the fiscal year: --------------

     (iii) Aggregate price of securities redeemed or $ -0-
           repurchased during any PRIOR fiscal year   --------------
           ending no earlier than October 11, 1995
           that were not previously used to reduce
           registration fees payable to the
           Commission:

     (iv) Total available redemption credits [add $ -0-
           Items 5(ii) and 5(iii):   -------------

     (v)   Net Sales - if Item 5(I) is greater than $ -0-
           Item 5(iv) [subtract Item 5(iv) from Item   --------------
           5(i)]:

     (vi) Redemption credits available for use in $ -0-
           future years -- if Item 5(i) is less than   --------------
           Item 5(iv) [subtract Item 5(iv) from Item
           5(I)]:

     (vii) Multiplier for determining registration   x .0001177
           fee (See Instruction C.9):   -------------

(viii) Registration fee due (multiply Item 5(v)   =$ -0-
        by Item 5(vii) (enter "0" if no fee is   ==============
        due):

6.   If the response to item 5(i) was determined by deducting an amount of
     securities that were registered under the Securities Act of 1933
     pursuant to rule 24e-2 in effect before October 11, 1997, then report
     the amount of securities (number of shares or other units) deducted
     here: -0-. If there is a number of shares or other units that were
     registered pursuant to rule 24e-2 remaining unsold at the end of the
     fiscal year for which this form is filed that are available for use by
     the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the
     end of the issuer's fiscal year (See Instruction D):
                                                          +$ N/A
                                                          ----

8.   Total of the amount of the registration fee due plus any interest due
     [line 5(viii) plus line 7]:

                                                          =$ -0-
                                                          ========

Founders Passport Portfolio – Initial Shares
5.   Calculation of registration fee:

     (I)   Aggregate sale price of securities sold $ -0-
            during the fiscal year pursuant to section   --------------
            24(f):

     (ii)   Aggregate price of securities redeemed or $ -0-
            repurchased during the fiscal year: --------------

     (iii) Aggregate price of securities redeemed or $ 3,955
            repurchased during any PRIOR fiscal year   --------------
            ending no earlier than October 11, 1995
            that were not previously used to reduce
            registration fees payable to the
            Commission:

     (iv)   Total available redemption credits [add   -$ 3,955
            Items 5(ii) and 5(iii):   -------------

     (v)   Net Sales - if Item 5(I) is greater than $ 0
            Item 5(iv) [subtract Item 5(iv) from Item   --------------
            5(i)]:

     (vi)   Redemption credits available for use in $(3,955)
            future years -- if Item 5(i) is less than   --------------
            Item 5(iv) [subtract Item 5(iv) from Item
            5(I)]:

(vii) Multiplier for determining registration   x   .0001177
      fee (See Instruction C.9):   -------------

(viii) Registration fee due (multiply Item 5(v)   =$ 0
      by Item 5(vii) (enter "0" if no fee is   ==============
      due):

6.   If the response to item 5(i) was determined by deducting an amount of
    securities that were registered under the Securities Act of 1933
    pursuant to rule 24e-2 in effect before October 11, 1997, then report
    the amount of securities (number of shares or other units) deducted
    here: -0-. If there is a number of shares or other units that were
    registered pursuant to rule 24e-2 remaining unsold at the end of the
    fiscal year for which this form is filed that are available for use by
    the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the
    end of the issuer's fiscal year (See Instruction D):
                                         +$ N/A
                                       ----

8.   Total of the amount of the registration fee due plus any interest due
    [line 5(viii) plus line 7]:

                                       =$ 0
                                       =======

Founders Passport Portfolio – Service Shares
5.   Calculation of registration fee:

(I)   Aggregate sale price of securities sold $ -0-
      during the fiscal year pursuant to section   --------------
      24(f):

(ii) Aggregate price of securities redeemed or $ -0-
      repurchased during the fiscal year: --------------

(iii) Aggregate price of securities redeemed or $ -0-
      repurchased during any PRIOR fiscal year   --------------
      ending no earlier than October 11, 1995
      that were not previously used to reduce
      registration fees payable to the
      Commission:

(iv) Total available redemption credits [add   -$ -0-
      Items 5(ii) and 5(iii):   -------------

(v)   Net Sales - if Item 5(I) is greater than $ -0-
      Item 5(iv) [subtract Item 5(iv) from Item   --------------
      5(i)]:

(vi) Redemption credits available for use in $(-0-   )
      future years -- if Item 5(i) is less than   --------------

```
          Item 5(iv) [subtract Item 5(iv) from Item
          5(I)]:
```

  (vii)   Multiplier for determining registration   x   .0001177
          fee (See Instruction C.9):   --------------

  (viii) Registration fee due (multiply Item 5(v)   =$ 0
          by Item 5(vii) (enter "0" if no fee is   ==============
          due):

6.   If the response to item 5(i) was determined by deducting an amount of
      securities that were registered under the Securities Act of 1933
      pursuant to rule 24e-2 in effect before October 11, 1997, then report
      the amount of securities (number of shares or other units) deducted
      here: -0-. If there is a number of shares or other units that were
      registered pursuant to rule 24e-2 remaining unsold at the end of the
      fiscal year for which this form is filed that are available for use by
      the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the
      end of the issuer's fiscal year (See Instruction D):
```
                                                    +$   N/A
                                                    -------------
```

8.   Total of the amount of the registration fee due plus any interest due
      [line 5(viii) plus line 7]:

```
                                                    =$ 0
                                                    ============
```

Japan Portfolio – Initial Shares
5.   Calculation of registration fee:

  (I)   Aggregate sale price of securities sold $-0-
          during the fiscal year pursuant to section   --------------
          24(f):

  (ii)   Aggregate price of securities redeemed or $-0-
          repurchased during the fiscal year: --------------

  (iii)   Aggregate price of securities redeemed or $ -0-
          repurchased during any PRIOR fiscal year   --------------
          ending no earlier than October 11, 1995
          that were not previously used to reduce
          registration fees payable to the
          Commission:

  (iv)   Total available redemption credits [add   -$ -0-
          Items 5(ii) and 5(iii):   --------------

  (v)   Net Sales - if Item 5(I) is greater than $ -0-
          Item 5(iv) [subtract Item 5(iv) from Item   --------------
          5(i)]:

(vi) Redemption credits available for use in $(0   )
      future years -- if Item 5(i) is less than   ---------------
      Item 5(iv) [subtract Item 5(iv) from Item
      5(I)]:

(vii) Multiplier for determining registration   x   .0001177
       fee (See Instruction C.9):   -------------

(viii) Registration fee due (multiply Item 5(v)   =$ -0-
       by Item 5(vii) (enter "0" if no fee is   ==============
       due):

6.   If the response to item 5(i) was determined by deducting an amount of
      securities that were registered under the Securities Act of 1933
      pursuant to rule 24e-2 in effect before October 11, 1997, then report
      the amount of securities (number of shares or other units) deducted
      here: -0-. If there is a number of shares or other units that were
      registered pursuant to rule 24e-2 remaining unsold at the end of the
      fiscal year for which this form is filed that are available for use by
      the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the
      end of the issuer's fiscal year (See Instruction D):
                                                      +$ N/A
                                                    ----

8.   Total of the amount of the registration fee due plus any interest due
      [line 5(viii) plus line 7]:

                                                      =-0-
                                                    =============

Japan Portfolio – Service Shares
5.   Calculation of registration fee:

      (I)   Aggregate sale price of securities sold $-0-
            during the fiscal year pursuant to section   ---------------
            24(f):

      (ii) Aggregate price of securities redeemed or $ -0-
            repurchased during the fiscal year: ---------------

      (iii) Aggregate price of securities redeemed or $ -0-
            repurchased during any PRIOR fiscal year   ---------------
            ending no earlier than October 11, 1995
            that were not previously used to reduce
            registration fees payable to the
            Commission:

      (iv) Total available redemption credits [add   -$ -0-
            Items 5(ii) and 5(iii):   -------------

      (v)   Net Sales - if Item 5(I) is greater than $ -0-
            Item 5(iv) [subtract Item 5(iv) from Item   ---------------
            5(i)]:

19

(vi) Redemption credits available for use in $(0   )
      future years -- if Item 5(i) is less than   --------------
      Item 5(iv) [subtract Item 5(iv) from Item
      5(I)]:

(vii) Multiplier for determining registration   x   .0001177
      fee (See Instruction C.9):   -------------

(viii) Registration fee due (multiply Item 5(v)   =$ -0-
       by Item 5(vii) (enter "0" if no fee is   ==============
       due):

6.   If the response to item 5(i) was determined by deducting an amount of
     securities that were registered under the Securities Act of 1933
     pursuant to rule 24e-2 in effect before October 11, 1997, then report
     the amount of securities (number of shares or other units) deducted
     here: -0-. If there is a number of shares or other units that were
     registered pursuant to rule 24e-2 remaining unsold at the end of the
     fiscal year for which this form is filed that are available for use by
     the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the
     end of the issuer's fiscal year (See Instruction D):
                                                      +$ N/A
                                                     ----

8.   Total of the amount of the registration fee due plus any interest due
     [line 5(viii) plus line 7]:

                                                      =$ -0-
                                                     ==============

Midcap Stock Portfolio – Initial Shares
5.   Calculation of registration fee:

     (I) Aggregate sale price of securities sold $ 17,259,467
          during the fiscal year pursuant to section   --------------
          24(f):

     (ii) Aggregate price of securities redeemed or $ 865,026
          repurchased during the fiscal year: --------------

     (iii) Aggregate price of securities redeemed or $ -0-
           repurchased during any PRIOR fiscal year   --------------
           ending no earlier than October 11, 1995
           that were not previously used to reduce
           registration fees payable to the
           Commission:

     (iv) Total available redemption credits [add   -$ 865,026
          Items 5(ii) and 5(iii):   -------------
                          20

(v) Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:

$ 16,394,441

(vi) Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:

$(0)

(vii) Multiplier for determining registration fee (See Instruction C.9):

x .0001177

(viii) Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):

=$ 1,929.63
==============

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

+$ N/A
----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

=$ 1,929.63
=============

Midcap Stock Portfolio – Service Shares
5. Calculation of registration fee:

(I) Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):

$ 0

(ii) Aggregate price of securities redeemed or repurchased during the fiscal year:

$ 0

(iii) Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995

$ -0-
----

that were not previously used to reduce
registration fees payable to the
Commission:

   (iv) Total available redemption credits [add   -$ 0
        Items 5(ii) and 5(iii):   -------------

   (v) Net Sales - if Item 5(I) is greater than $ 0
        Item 5(iv) [subtract Item 5(iv) from Item   -------------
        5(i)]:

   (vi) Redemption credits available for use in $(0   )
        future years -- if Item 5(i) is less than   --------------
        Item 5(iv) [subtract Item 5(iv) from Item
        5(I)]:

  (vii) Multiplier for determining registration   x   .0001177
        fee (See Instruction C.9):   -------------

 (viii) Registration fee due (multiply Item 5(v)   =$ 0
        by Item 5(vii) (enter "0" if no fee is   =============
        due):

6.   If the response to item 5(i) was determined by deducting an amount of
     securities that were registered under the Securities Act of 1933
     pursuant to rule 24e-2 in effect before October 11, 1997, then report
     the amount of securities (number of shares or other units) deducted
     here: -0-. If there is a number of shares or other units that were
     registered pursuant to rule 24e-2 remaining unsold at the end of the
     fiscal year for which this form is filed that are available for use by
     the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the
     end of the issuer's fiscal year (See Instruction D):
                                      +$ N/A
                                      ----

8.   Total of the amount of the registration fee due plus any interest due
     [line 5(viii) plus line 7]:

                                      =$ 0
                                      =============

Small Cap Stock Index Portfolio
5.   Calculation of registration fee:

   (I) Aggregate sale price of securities sold $5,672,952
        during the fiscal year pursuant to section -------------

24(f):

  (ii) Aggregate price of securities redeemed or $ 5,661,338
        repurchased during the fiscal year: --------------

 (iii) Aggregate price of securities redeemed or $ -0-
        repurchased during any PRIOR fiscal year --------------
        ending no earlier than October 11, 1995
        that were not previously used to reduce
        registration fees payable to the
        Commission:

  (iv) Total available redemption credits [add   - $5,661,338
        Items 5(ii) and 5(iii):   -------------

   (v) Net Sales - if Item 5(I) is greater than $11,614
        Item 5(iv) [subtract Item 5(iv) from Item --------------
        5(i)]:

  (vi) Redemption credits available for use in $ -0-
        future years -- if Item 5(i) is less than --------------
        Item 5(iv) [subtract Item 5(iv) from Item
        5(I)]:

 (vii) Multiplier for determining registration   x .0001177
        fee (See Instruction C.9):   --------------

(viii) Registration fee due (multiply Item 5(v)   =$1.37
        by Item 5(vii) (enter "0" if no fee is ==============
        due):

6.   If the response to item 5(i) was determined by deducting an amount of
     securities that were registered under the Securities Act of 1933
     pursuant to rule 24e-2 in effect before October 11, 1997, then report
     the amount of securities (number of shares or other units) deducted
     here: -0-. If there is a number of shares or other units that were
     registered pursuant to rule 24e-2 remaining unsold at the end of the
     fiscal year for which this form is filed that are available for use by
     the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the
     end of the issuer's fiscal year (See Instruction D):
                                       +$ N/A
                                       ----

8.   Total of the amount of the registration fee due plus any interest due
     [line 5(viii) plus line 7]:

                                      =$1.37
                                      ============

Technology Growth Portfolio – Initial Shares
5.   Calculation of registration fee:

Aggregate sale price of securities sold $3,816,653
during the fiscal year pursuant to section   ------------
24(f):

Aggregate price of securities redeemed or $ 9,678
repurchased during the fiscal year: --------------

Aggregate price of securities redeemed or $ -0-
repurchased during any PRIOR fiscal year   --------------
ending no earlier than October 11, 1995
that were not previously used to reduce
registration fees payable to the
Commission:

Total available redemption credits [add   -$ 9,678
Items 5(ii) and 5(iii):   -------------

Net Sales - if Item 5(I) is greater than $ 3,806,975
Item 5(iv) [subtract Item 5(iv) from Item   --------------
5(i)]:

Redemption credits available for use in $
future years -- if Item 5(i) is less than   --------------
Item 5(iv) [subtract Item 5(iv) from Item
5(I)]:

Multiplier for determining registration   x   .0001177
fee (See Instruction C.9):   --------------

Registration fee due (multiply Item 5(v)   =$ 448.08
by Item 5(vii) (enter "0" if no fee is   ==============
due):

6.   If the response to item 5(i) was determined by deducting an amount of
      securities that were registered under the Securities Act of 1933
      pursuant to rule 24e-2 in effect before October 11, 1997, then report
      the amount of securities (number of shares or other units) deducted
      here: -0-.   If there is a number of shares or other units that were
      registered pursuant to rule 24e-2 remaining unsold at the end of the
      fiscal year for which this form is filed that are available for use by
      the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the
      end of the issuer's fiscal year (See Instruction D):
                                                      +$ N/A
                                                      ----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                                =$448.08
                                                                =============

Technology Growth Portfolio – Service Shares
5. Calculation of registration fee:

    (I)   Aggregate sale price of securities sold $ -0-
          during the fiscal year pursuant to section   --------------
          24(f):

    (ii) Aggregate price of securities redeemed or $ -0-
          repurchased during the fiscal year: --------------

    (iii) Aggregate price of securities redeemed or $ -0-
          repurchased during any PRIOR fiscal year   --------------
          ending no earlier than October 11, 1995
          that were not previously used to reduce
          registration fees payable to the
          Commission:

    (iv) Total available redemption credits [add   -$ -0-
          Items 5(ii) and 5(iii):   --------------

    (v)   Net Sales - if Item 5(I) is greater than $ -0-
          Item 5(iv) [subtract Item 5(iv) from Item   --------------
          5(i)]:

    (vi) Redemption credits available for use in $(0)
          future years -- if Item 5(i) is less than   --------------
          Item 5(iv) [subtract Item 5(iv) from Item
          5(I)]:

    (vii) Multiplier for determining registration   x   .0001177
          fee (See Instruction C.9):   --------------

    (viii) Registration fee due (multiply Item 5(v)   =$ -0-
           by Item 5(vii) (enter "0" if no fee is   =============
           due):

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the
     end of the issuer's fiscal year (See Instruction D):

                                                          +$ N/A
                                                          ----

8.   Total of the amount of the registration fee due plus any interest due
     [line 5(viii) plus line 7]:

                                                          =$ -0-
                                                          =============

TOTAL FOR ALL: **=$ 2,379.08**
                                                          =============

9.   Date the registration fee and interest payment was sent to the
     Commission's lockbox depository:

          Method of Delivery:

                    [X] Wire Transfer
                    [   ] Mail or other means

                              SIGNATURES

     This report has been signed below by the following person on behalf of
     the issuer and in the capacity and on the date indicated.

     By (Signature and Title)*   /s/ Jeff Prusnofsky
                                    Jeff Prusnofsky, Assistant Secretary

     Date: March 28, 2005

* Please print the name and title of the signing officer below the signature.